STATE OF DELAWARE CERTIFICATE OF CANCELLATION OF
ALLEGHENY ENTERPRISES LLC
1.	The name of the limited liability company is Allegheny Enterprises LLC
2.	The Certificate of Formation of the limited liability company was filed on August 17, 1999
3.	The reason for filing of the Certificate of Cancellation is Voluntary Dissolution
4.

(Insert any other information the person filing this Certificate determines to include herein. For instance, this Certificate may be made effective on a date or time later than that of filing. If a later effective date is desirable, set forth an additional item: "This Certificate of Cancellation shall be effective ___________".)

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Cancellation of Allegheny Enterprises LLC this 31st day of January, A.D. 2001.
By:/s/ Peter J. Skrgic Authorized Person(s) Name: Peter J. Skrgic, Vice President Print or Type